SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL announces six new destinations

São Paulo, March 28, 2019 - GOL Linhas Aéreas Inteligentes S.A. (“GOL” or “Company”), (NYSE: GOL and B3: GOLL4), Brazil’s premier domestic airline, announces six new destinations in the Company's domestic network.  As of the second half of this year, the cities of Cascavel, in the State of Paraná, Passo Fundo, in the State of Rio Grande do Sul, Vitória da Conquista, in the State of Bahia and Sinop, in the State of Mato Grosso, as well as Franca and Barretos, located in the State of São Paulo, will be served via direct flights to the capital of the State of São Paulo. The six new bases are part of a plan to increase flights to the State of São Paulo as a counterpart to the reduction of the ICMS tax rate on jet fuel.

"It’s a pleasure for GOL to announce regular flights to these new destinations with our modern Boeing 737 jets, which offer Wi-Fi and live TV. The initiative of the Government of the State of São Paulo is fundamental for the development and stimulation of air transportation in the country. These new flights are the first phase of our expansion in São Paulo, which aims to strengthen the competitive position of GOL, leader in air passenger transportation in the State and also in Brazil. With these flights, we now serve a total of 73 destinations, expanding the flight options we already offer our Customers with the guarantee of best-in-class service," said Paulo Kakinoff, GOL’s CEO.

In São Paulo, the new flights will be concentrated at the Guarulhos International Airport, terminal that allows fast and easy connections of Customers with other destinations operated by GOL and its partners. With the launch scheduled for August, Cascavel, Vitória da Conquista and Passo Fundo will have two non-stop daily flights each, and Sinop will have a flight every day starting in November. In total at Guarulhos GOL will offer 14 new daily flights and 42 domestic destinations, consolidating the airline as the leader in Brazil’s busiest airport.  In addition, the São Paulo expansion plan includes the launch of regular GOL flights at the Barretos and Franca airports, located in the interior of the State.

GOL will fly these new routes with its Boeing 737-700 Next Generation aircraft, which carry up to 138 passengers and will be the largest capacity aircraft to operate at these destinations. Customers will have at their disposal all the convenience and comfort already offered on the company's domestic flights, such as on-board service with free snacks and drinks and the most complete connectivity and entertainment platform with movies, series and live TV at no additional cost. In addition, passengers can connect to the in-flight internet service to send and receive messages and access social networks and e-mail.

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GOL announces six new destinations

GOL Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55 (11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

GOL serves more than 33 million passengers annually. With Brazil’s largest network, GOL offers customers more than 750 daily flights to 73 destinations in 10 countries in South America, Caribbean and the United States. GOLLOG is a leading cargo transportation and logistics business serving more than 3,400 Brazilian municipalities and, through partners, more than 200 international destinations in 95 countries. SMILES is one of the largest coalition loyalty programs in Latin America, with over 15 million registered participants, allowing clients to accumulate miles and redeem tickets for more than 700 locations worldwide, Headquartered in São Paulo. GOL has a team of more than 15,000 highly skilled aviation professionals and operates a standardized fleet of 120 Boeing 737 aircraft, delivering Brazil's top on-time performance and an industry leading 18-year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2019

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.